Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 416-777-4727 DIRECT FAX 416-777-4789 EMAIL ADDRESS steven.grigoriou@SKADDEN.COM	Four Times Square New York 10036-6522 _______ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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March 18, 2013

VIA EDGAR

Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCP Capital Corp. Preliminary Proxy Statement Filed on March 7, 2013 (the "Proxy Statement")

Dear Mr. Minore:

Please find attached hereto, the proxy cards for each of TCP Capital Corp. and Special Value Continuation Partners, LP (the "Funds") in connection with the Funds' preliminary proxy statement filed on March 7, 2013.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq

cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.

TCP TCP CAPITAL CORP.

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY INTERNET OR TELEPHONE, SEE REVERSE SIDE OF THIS PROXY CARD.

The Board of Directors Recommends a Vote FOR Items 1 through 3.

1. Election of directors: ☐ Vote FOR all nominees (except as marked) ☐ Vote WITHHELD from all nominees

Election of directors for TCP Capital Corp.:

01 Eric J. Draut
02 Franklin R. Johnson
03 Peter E. Schwab
04 Howard M. Levkowitz
05 Rajneesh Vig

Election of directors for Special Value Continuation Partners, LP:

06 Eric J. Draut
07 Franklin R. Johnson
08 Peter E. Schwab
09 Howard M. Levkowitz
10 Rajneesh Vig

Please fold here – Do not separate

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. To authorize the Company, with approval of its Board of Directors, to sell shares of the Company's common stock at a price or prices below its then current net asset value per share in one or more offerings, subject to certain limitations set forth in the proxy statement (including, without limitation, that the number of shares sold on any given date does not exceed 25% of the Company's then outstanding common stock immediately prior to such sale). ☐ For ☐ Against ☐ Abstain

3. To authorize the Company, with approval of its Board of Directors, to issue warrants, options and other rights to subscribe for, convert to, or purchase shares of the Company's common stock in one or more offerings. ☐ For ☐ Against ☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Date ______________________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

TCP CAPITAL CORP.

ANNUAL MEETING OF STOCKHOLDERS

Wednesday, May 1, 2013

12:30 p.m., Pacific Time

Double Tree Suites
1707 Fourth Street
Santa Monica, California 90401-3310

TCP Capital Corp.
2951 28th Street, Suite 1000
Santa Monica, California 90405

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on Wednesday, May 1, 2013.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1 through 3.

By signing the proxy, you revoke all prior proxies and appoint Howard M. Levkowitz and Rajneesh Vig, and each of them, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week

Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET/MOBILE
www.eproxy.com/tcpc
Use the Internet to vote your proxy until 12:00 p.m. (CT) on April 30, 2013.

PHONE
1-800-560-1965
Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on April 30, 2013.

MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

Full Sheet w/Electronic Instructions

[LOGO HERE]

Address Change? Mark box, sign, and indicate changes below: ☐

COMPANY #

TO VOTE BY EMAIL OR MAIL, SEE REVERSE SIDE OF THIS PROXY CARD.

Special Value Continuation Partners, LP

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

The Board of Directors Recommends a Vote FOR Item 1.

1. Election of directors: 01 Eric J. Draut, 02 Franklin R. Johnson, 03 Peter E. Schwab, 04 Howard M. Levkowitz, 05 Rajneesh Vig

☐ Vote FOR all nominees (except as marked) ☐ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Date ______________________________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, adminis-trators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

Full Sheet w/Electronic Instructions

SPECIAL VALUE CONTINUATION PARTNERS, LP

SPECIAL MEETING OF LIMITED PARTNERS

Wednesday, May 1, 2013

12:30 p.m., Pacific Time

Double Tree Suites
1707 Fourth Street
Santa Monica, California 90401-3310

Special Value Continuation Partners, LP
2951 28th Street, Suite 1000
Santa Monica, California 90405

proxy

This proxy is solicited by the Board of Directors for use at the Special Meeting on Wednesday, May 1, 2013.

The shares of stock you hold in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Item 1.

By signing the proxy, you revoke all prior proxies and appoint Howard M. Levkowitz and Rajneesh Vig and each of them with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Special Meeting and all adjournments.

Vote by Email or Mail
24 Hours a Day, 7 Days a Week

Your vote authorizes the named proxies to vote your shares

in the same manner as if you marked, signed and returned your proxy card.

To vote, please email your marked, signed and dated proxy card to investor.relations@tennenbaumcapital.com or mail your marked, signed and dated proxy card in the postage-paid envelope provided.

XXXXXXXX